Filed by LeddarTech Holdings Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prospector Capital Corp. (File No. 001-39854)

Nasdaq TradeTalks: Transcript of Interview with Frantz Saintellemy, President and Chief Operating Officer of LeddarTech, Inc. (07/19/23)

Jill Malandrino (00:06):

Welcome to NASDAQ Trade Talks. I’m Jill Malandrino, Global Markets Reporter at NASDAQ. Joining me for this segment, we have Frantz Saintellemy, President and Chief Operating Officer of LeddarTech to discuss the growing automotive software market and the decision to go public via SPAC. It’s great to have you with us, Frantz. Welcome to Trade Talks.

Frantz Saintellemy (00:21):

Thank you for having me, Jill.

Jill Malandrino (00:23):

You got it. What can you tell us about LeddarTech? What does the company do and who does it work with?

Frantz Saintellemy (00:28):

Yeah, so LeddarTech, we develop, we’re a pure play software company. We develop software that enables the vehicle to situate itself and recognize its environment. So each vehicle needs, in order to operate or to develop safety systems, you need to have a full comprehensive view of your environment and the vehicle needs to understand and identify and classify the types of objects that are on the road, but also situate itself on the right lanes, identifying the types of obstacles. So we make software that makes it easy for the vehicle to do that. But not only to do that, but also to do that reliably and safely over time.

Jill Malandrino (01:13):

And who are some of the companies and partners that you work with?

Frantz Saintellemy (01:17):

Yeah, we work with pretty much most major OEMs and tier ones in the industry, and some specialty tier twos as well. Those would be sensor makers or component suppliers such as processor makers like Texas Instruments, for example.

Jill Malandrino (01:34):

Tell us about the recent announcement regarding the SPAC transaction with Prospector.

Frantz Saintellemy (01:39):

Yeah, we’ve been exploring different avenues for bringing the company to the next level. And as we are embarking into a phase of major growth, we needed to be in a position where we could raise the type of capital that sustains us for the long haul. And given the fact that we have great market traction and good investor support, we felt that the timing was now to enter the market. Even though for some, it may seem like counterintuitive getting into this market in today’s market, but for us we feel it’s a perfect time where we are about to embark on major growth. And getting access to public markets gives us tremendous flexibility.

Jill Malandrino (02:26):

So why is LeddarTech going the SPAC direction and what will this capital allow the company to do? How do you expect to deploy it?

Frantz Saintellemy (02:33):

For us, we have a base products that are available that have been announced. We have more that are coming. And we are at a point where we can deploy the capital to embark, engage with more customers in parallel simultaneously, as well as continue to expand our leadership mode in terms of IP and new product introductions. So this gives us an incredible tool to leverage so that we can continue to grow the company.

Jill Malandrino (03:05):

Why should investors be interested in LeddarTech?

Frantz Saintellemy (03:08):

Oh, great question. We are one of the rare software pure play in the automotive industry today. As you can imagine, the next vehicles are becoming software defined vehicle. If you look at Tesla for example, most of its value is in its ability to improve the vehicle over time with software. And we’re one of the only and rare companies that actually have not only significant software mode in the industry, but also software that’s critical for the next wave of automotive growth. You think of the next vehicles, they’ll be equipped with more sensors, more high performance processors from the companies like Nvidia or Qualcomm. But for all of these sensors and processors to work and for safety to become basic and accessible to everyone, you need software. And the software we make is we’re one of the only comp companies that make that not only we have over seven years almost a decade of experience in this of headstart, but we also have the ability to continue to expand on a unique technology that the industry absolutely needs which we call low level fusion, which essentially is the next wave of software that’s going to be integrated. So for an investor looking at playing the automotive, the long game, and looking at where is the next growth going to come from, we think that we’re well positioned to be one of those companies.

Jill Malandrino (04:49):

I’ve also read that LeddarTech’s approach helps reduce OEM system and development costs, which is a big problem with OEMs in the industry today.

Frantz Saintellemy (04:59):

It’s a massive problem. In fact, if you think about safety today, Jill, vehicle safety is equal to your budget. So the more money you have, the safer the vehicle, the more sensors and the more processing capacity is included in that. Regulators are changing that. For decades, the industry has assumed that collisions were unavoidable. And today, whether it’s in the US or in the European Union or even in some Asian countries, safety becomes not only mandatory, but collision avoidance all together is the goal. And that’s being now enacted where, for example, you have features which will become mandatory for every vehicle like emergency automatic braking, emergency steering, which is a must to avoid collision, as well as detection of vulnerable road users, whether that’s a pedestrian or cyclist or a motorcyclist. These features are becoming mandatory. And to be able to accurately detect a pedestrian or a cyclist or avoid a collision, you need more sensors, you need more eyes and ears on the vehicle, and that creates huge loads in terms of processing requirements as you get all kinds of high performance cameras, radars, and eventually lidars. These becomes very expensive for the vehicle manufacturer.

And our software actually allows to reduce the number of sensors or to de-rate and have lower cost sensors, and at the same time allow the car manufacturers to develop a system with a lower processing unit. So overall in system cost, if you think of entry model vehicles, for example, we’ve been able to demonstrate that we can save the OEMs 30 to 40% cost reduction just on the sensor cost alone. And so in medium or premium trims, that cost saving is significant. You’re talking multi hundreds of dollars per vehicle. Multiply this by millions of vehicles, these are massive cost savings and LeddarTech is the only company today that’s able to do that.

Jill Malandrino (07:23):

Okay, Frantz, we appreciate the insight. Thanks for joining us on Trade Talks. I’m Jill Malandrino, Global Markets Reporter at NASDAQ.

Frantz Saintellemy (07:28):

Thank you.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Prospector, LeddarTech and the combined entity will prepare and will file with the SEC, the registration statement on Form F-4 (the “Registration Statement”), and Prospector will mail the proxy statement/prospectus contained within the Registration Statement to its shareholders and file other documents regarding the business combination with the SEC. This document is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Prospector or the combined entity may file with the SEC in connection with the business combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT, AND OTHER DOCUMENTS FILED BY PROSPECTOR OR THE COMBINED ENTITY WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by Prospector or the combined entity through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Prospector or the combined entity, a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in Solicitation

Prospector, LeddarTech and the combined entity, and certain of their respective directors, executive officers and employees, may be deemed to be participants in the solicitation of proxies in connection with the business combination. Information about the directors and executive officers of Prospector can be found in the Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the business combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other relevant materials when they are filed with the SEC. These documents can be obtained free of charge from the source indicated above.

Forward-Looking Statements

Certain statements contained in this document may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act (which forward-looking statements shall also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements regarding the business combination involving Prospector, LeddarTech and the combined entity, the ability to consummate the business combination and the timing thereof, the anticipated benefits from the business combination, the closing of the private placement financing and expected proceeds therefrom and statements relating to the anticipated combined company’s strategy, future operations, prospects and objectives. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the business combination are not satisfied, including the failure to timely or at all obtain shareholder approval for the business combination or the failure to timely or at all obtain any required regulatory clearances, including of the Superior Court of Justice of Québec; (ii) uncertainties as to the timing of the consummation of the business combination and the ability of each of Prospector, LeddarTech and the combined entity to consummate the business combination; (iii) the possibility that other anticipated benefits of the business combination will not be realized, and the anticipated tax treatment of the business combination; (iv) the occurrence of any event that could give rise to termination of the business combination; (v) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may affect the timing or occurrence of the business combination or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the business combination that could harm LeddarTech’s business; (viii) the ability of LeddarTech to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the business combination; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect LeddarTech’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (xiii) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants, and (xiv) other risk factors as detailed from time to time in Prospector’s reports filed with the SEC, including Prospector’s Annual Report on Form 10-K, periodic Quarterly Reports on Form 10-Q, periodic Current Reports on Form 8-K and other documents filed with the SEC, as well as the risk factors to be contained in the Registration Statement. The foregoing list of important factors is not exhaustive. Neither Prospector nor LeddarTech can give any assurance that the conditions to the business combination will be satisfied. Except as required by applicable law, neither Prospector nor LeddarTech undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.